Delwinds Insurance Acquisition Corp.

One City Centre

1021 Main Street, Suite 1960

Houston, Texas 77002

VIA EDGAR

May 13, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: John Stickel

Re:	Delwinds Insurance Acquisition Corp.

Registration Statement on Form S-4

Filed April 8, 2022

Registration No. 333-264216

Dear Mr. Stickel:

Delwinds Insurance Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2022 regarding the above Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on April 8, 2022. In response to the Staff’s comments, the Company has revised the Registration Statement and is submitting via Edgar an amended Registration Statement with this response letter. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Form S-4 filed April 8, 2022

Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus, page 31

1.	Please provide a graphic depiction of the organization of Delwinds and FOXO prior to the business combination. Please also include a post-combination organizational chart that includes the percentage of voting power that Delwinds’ current public shareholders will have, taking into account the voting power of any Class V shares.

In response to the Staff’s comment, we have included the requested disclosure on pages 35-36 of the amended Registration Statement.

Parties to the Business Combination

FOXO Technologies, page 31

2.	Please also disclose here that FOXO is a development stage company and has not been profitable since its inception. Please also include FOXO’s revenues and net losses for the most recent audited period.

In response to the Staff’s comment, we have revised the disclosure on page 32 of the amended Registration Statement.

The Proposed Charter will designate a state or federal court located within the State of Delaware, page 59

3.	We note that your risk factor discusses the additional costs you could incur associated with resolving such action in other jurisdictions. Please also describe the risk that the choice of forum provision may increase the costs for shareholders to bring a claim.

In response to the Staff’s comment, we have revised the disclosure on page 63 of the amended Registration Statement.

Risk Factors

Certain Delwinds warrants are accounted for as a liability, page 65

4.	We note your reference to the SEC Staff Statement and as a result of the Staff Statement you reevaluated the accounting treatment of the Delwinds warrants. This statement appears to qualify the accounting treatment and indicate your accounting treatment of the Delwinds warrants is based on the Staff Statement. Please tell us how this disclosure is appropriate in light of the audit report that states that the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your financial position and the results of your operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

In response to the Staff’s comment, we have revised the disclosure on page 68 of the amended Registration Statement.

The Combined Company may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous for warrant holders, page 67

5.	Please clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Also expand your disclosure on page 237 to describe the method of such notification. In addition, highlight here or in another risk factor the material risks to public warrant holders arising from differences between private and public warrants.

In response to the Staff’s comment, we have revised the disclosure on pages 25, 70,71 and 242 of the amended Registration Statement.

FOXO’s underwriting technology and consumer engagement services may now or in the future be subject to laws and regulations, page 78

6.	Please clarify if there is a risk regarding the legality of using saliva-based or other biomarker technology that you intend to use for underwriting insurance, at either the state or federal level.

In response to the Staff’s comment, we have revised the disclosure on page 82 of the amended Registration Statement.

The NTA Proposal, page 120

7.	We note the NTA Proposal, if approved, would remove the condition that the net tangible assets be at least $5,0 00,001 prior to the consummation of the merger. We also note that this proposal is not conditioned upon any other proposal and appears this change to the charter would be in place even if this merger is not consummated. Please expand to include a complete explanation of how shareholders will or could be affected by the change. Please also include risk factor disclosure regarding this potential change even if the merger is not consummated, as applicable. Please provide an analysis of why a redemption right is not required in connection with this change, given the change appears that it may occur, even if the merger is not consummated, or advise.

In response to the Staff’s comment, we have revised the disclosure throughout the amended Registration Statement to condition the NTA Proposal on the approval of the Business Combination Proposal and to state that the NTA Amendments would not be implemented if the Business Combination Proposal is not approved. Therefore, the risks associated with such changes if the Business Combination is not consummated are not applicable and an independent redemption right for the NTA Proposal is not required under Delwinds’ amended and restated certificate of incorporation.

The Business Combination Proposal

Interests of Delwinds’ Initial Stockholders, Directors and Officers in the Business Combination, page 132

8.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on the completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. Provide similar disclosure, as applicable, under “Questions and Answers About the Delwinds Special Meeting,” at page 15.

In response to the Staff’s comment, we have revised the disclosure on pages 18-20 and 118 of the amended Registration Statement to (i) add the aggregate amount at risk to the sponsors and its affiliates and (ii) make more prominent the disclosure with respect to the sponsor’s and its affiliates’ interests that depend on the completion of a business combination.

Background of the Business Combination, page 135

9.	Please disclose the negotiation of any arrangements whereby any shareholder agreed to waive its redemption rights.

In response to the Staff’s comment, we have revised the disclosure on pages 138 and 143 of the amended Registration Statement.

Certain Projected Financial Information, page 150

10.	We note your attempt to limit reliance on the disclosed financial projections. Although you may place the disclosed information in appropriate context, by disclosing underlying assumptions and discussing the purposes for which the information was prepared, because this information constitutes public disclosure, you may not limit reliance in this way. Please revise to remove broad limitations on reliance.

In response to the Staff’s comment, we have revised the disclosure on pages 153 and154 of the amended Registration Statement.

Redemption Rights for Public Stockholders upon Completion of our Initial Business

Combination, page 187

11.	We note that certain shareholders agreed to waive their redemption rights. If applicable, please describe any consideration provided in exchange for this agreement.

In response to the Staff’s comment, we have revised the disclosure on page 190 of the amended Registration Statement.

Insurance Products Platform: FOXO Life, page 209

12.	Please clarify if FOXO’s purchase of Memorial Insurance Company of America involved the purchase of a material amount of existing insurance business, or if it primarily involved the purchase of a license to conduct insurance business. Also provide such clarity on pages 43 and 79 when referencing its acquisition of a life insurance company.

In response to the Staff’s comment, FOXO’s purchase of Memorial Insurance Company of America (“MICOA”) (now known as FOXO Life Insurance Company) primarily involved the purchase of a license to conduct insurance business. In connection with this transaction, the seller (Security National Life Insurance Company (“SNLIC”)) and MICOA entered into an Amended and Restated Reinsurance Agreement whereby the pre-acquisition 100% coinsurance of all of MICOA’s life insurance policies by SNLIC, with all administration also provided by SNLIC, were continued indefinitely after the acquisition of MICOA.

In addition, we have revised the disclosure on pages 47 and 83 of the amended Registration Statement.

13.	Please provide support for the statement that in your experience legacy life insurance carriers operate on legacy technology, cannot rapidly prototype and iterate, and are challenged to effectively use technology to improve their products and realize cost efficiencies, or revise to state as your belief.

In response to the Staff’s comment, we have revised the disclosure on page 212 of the amended Registration Statement.

Commercialization of Saliva-Based Epigenic Biomarkers, page 214

14.	We note your disclosure that you are still early in development of your epigenetic biomarker technology and currently have various research initiatives to further develop, improve and validate epigenetic biomarkers with accuracies for commercialized use.

Please expand to briefly explain the material anticipated steps involved, timelines, and any material costs involved to get the technology to the point where you believe it will be ready for commercialized use.

In response to the Staff’s comment, we have revised the disclosure on pages 218 and219 of the amended Registration Statement.

Technology Operations,

15.	We note that FOXO is developing an operational software platform with advanced architecture in lieu of using currently available industry software “plug and play” options. We further note that its ability to develop this technology innovation stack is supported by what it believes are best-in-class no-code software and cloud computing platforms. Please balance your disclosure about the anticipated benefits of developing a custom operating platform with a brief discussion of the potential risks involved, as well at the expected costs and timelines. Also, identify the best-in-class no-code software and cloud computing platforms with which you reference and intend to utilize.

In response to the Staff’s comment, we have revised the disclosure on page 220 of the amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of FOXO Results of Operations

Research and Development, page 225

16.	We note that the increase in the research and development expenses was primarily due to costs associated with sponsored research projects with Harvard University’s Brigham and Women’s Hospital, the U.S. Department of Health and Human Services, and The Children’s Hospital of Philadelphia. Please revise to expand your discussion to quantify the costs associated with each project during the periods presented, as well as greater clarity into the stage of the project and nature of the costs incurred.

In response to the Staff’s comment, we have revised the disclosure on page 228 of the amended Registration Statement.

Beneficial Ownership of Securities, page 256

17.	Please provide the natural person(s) who have voting and dispositive control over the shares owned by Shaolin Capital Management LLC, Saba Capital Management, L.P., Adage Capital Partners, L.P., and Cinctive Global Master Fund Ltd.

In response to the Staff’s comment, we have revised the footnotes to the beneficial ownership table on page 262 of the amended Registration Statement. With respect to Shaolin Capital Management LLC (“Shaolin”), no information as to a natural person having voting and dispositive control was furnished in the Schedule 13G filed by Shaolin with the Commission on February 10, 2022.

Board Committees, page 263

18.	We note your disclosure on page 72 that you may be exposed to security incidents related to your platforms. To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board will administer this oversight function and any effect this will have on the board’s leadership structure.

In response to the Staff’s comment, we have revised the disclosure on page 269 of the amended Registration Statement.

Consolidated Statements of Stockholders Equity’ (Deficit) and Members’ Equity, page F-23

19.	We note your presentation of adjustments for the Corporate Conversion during the year ended December 31, 2020. Please provide us with your accounting analysis explaining the adjustments, including the adjustment to accumulated deficit of $(12,494), recognized to give effective Corporate Conversion.

The Company assessed the exchange of LLC membership units for preferred stock within the context of a preferred stock modification or extinguishment as there is limited accounting guidance as to how to account for corporate conversions. The Company determined that this was appropriate as the membership units had rights akin to preferred stock in that the membership units had preferential rights to distributions from the Company. The Company first performed a qualitative analysis to determine if the changes had substance and identified the following considerations:

●	Neither the membership units nor preferred stock gave holders the ability to influence decision making as management of the business resided within the Manager’s Interest pre-conversion and with the Class B common stock post-conversion through its voting interest;

●	The membership units and preferred stock both only had the ability to appoint a board observer;
●	The liquidation preference amounts and terms remained essentially unchanged as a result of the corporate conversion as holders of both the membership interests and preferred stock had a right to receive a return of capital based on their contributions prior to other owners receiving distributions;
●	Pre-conversion distributions were limited until the membership units capital account was reduced to zero, after which distributions would be split 80/20 to the membership units and Manager’s Interest. Similar features exist post-conversion in that while the preferred stock is outstanding, no dividends or distributions shall be made to other stockholders and the preferred stock automatically converts to Class A common stock when its capital is returned. At the time of the corporate conversion, there were 8,000,000 shares of Series A preferred stock and 2,000,000 shares of Class B common stock outstanding, which would maintain an 80/20 split on distributions to shareholders following the return of capital for the preferred stockholder; and
●	The corporate conversion also provided for the preferred stock to automatically convert to common stock upon a qualified offering.

Based on the qualitative considerations above, it was determined that the corporate conversion did not provide a meaningful change in rights and privileges. The Company then also used this analysis to determine that a quantitative analysis would not have resulted in the cash flows changing by more than 10%, consistent with an extinguishment analogized from other accounting principles generally accepted in the United States of America, as the cash flows were unchanged pre- and post-conversion. Further, in both circumstances, the membership units / preferred stock would obtain a return of capital prior to profits being split 80/20 leading to no change in value, deemed dividends, or incremental compensation cost in accordance with ASC 718-20-35-3. As part of removing the amount attributable to the LLC, the contributions from the membership unit holder, primarily related to the subscription receivable, were reclassified to Series A preferred stock based on its carrying value.

Similar to above, the Manager’s Interest was modified and converted into Class B common stock with no incremental compensation required as a result of the rights and privileges remaining unchanged. The Manager’s Interest was granted at formation of the LLC and compensation expense was recognized based on the corresponding fair value. The value of the Manager’s Interest was included as additional paid in capital at the time of the corporate conversion. Additionally, amounts related to the profits interests were included as additional paid in capital, consistent with the treatment of other equity-classified awards.

The accumulated deficit of $(12,494) represents the $(7,659) of net loss from January 1, 2020 to November 13, 2020 plus the Company’s prior net loss of $(4,835) from inception of FOXO, which amounts were previously allocated to and recorded as a component of Membership Interests in the LLC. Given the lack of guidance on accounting for corporate conversions, the Company believes the methodology used to be appropriate as it reflects amounts that are consistent with the line items they are contained within and indicates the contributions by type of stockholder.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-28

20.	We note your disclosure that the Company earns royalties on epigenetic biomarkers global sales and commissions on life insurance policies based on a percentage of premiums paid. Please revise your disclosure to quantify or provide a range of the percentage amounts generated for the royalties and commissions.

In response to the Staff’s comment, the royalty fee for infinium mouse methylation arrays is 5% and we have revised the disclosure on page F-28 of the amended Registration Statement accordingly. The commissions on life insurance policies all relate to residual commissions as the Company had previously ceased placing new policies related to our legacy life insurance business as discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations of FOXO. When the Company resumes issuing new policies, it intends to provide a range of the percentage of premiums collected as commissions from this revenue stream are expected to be material to the evaluation of the Company’s consolidated financial results.

Exhibits and Financial Statement Schedules, page II-1

21.	Please confirm that you will file the employment agreements referenced on pages 124 and 270 as exhibits once you enter into them with your officers.

In response to the Staff’s comment, we confirm that copies of the employment agreements with officers will be filed as exhibits to the Registration Statement following entry into such agreements with the officers.

General

22.	Please include the preliminary proxy card with the next amendment.

In response to the Staff’s comment, a copy of the preliminary proxy card has been included as Exhibit 99.6 to the amended Registration Statement.

***

We thank you for your review of the foregoing and the amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Meredith Laitner, Esq., at mlatner@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Andrew Poole
Andrew Poole
Chief Executive Officer

cc:	Meredith Laitner, Esq.
Ellenoff Grossman & Schole LLP